UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          SCHEDULE 13D
                         (Amendment 1)

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


                  LONG ISLAND LIGHTING COMPANY
                       (Name of Issuer)

              COMMON STOCK, PAR VALUE $5 PER SHARE
                 (Title of Class of Securities)

                            542671102
                         (CUSIP Number)

                      VINCENT D. ENRIGHT,
            SENIOR VICE PRESIDENT, CHIEF FINANCIAL
              OFFICER AND CHIEF ACCOUNTING OFFICER
                   KEYSPAN ENERGY CORPORATION
                      ONE METROTECH CENTER
                    BROOKLYN, NY 11201-3850
                         (718) 403-1000
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                            Copy to:
                      SETH A. KAPLAN, ESQ.
                 WACHTELL, LIPTON, ROSEN & KATZ
                      51 WEST 52ND STREET
                   NEW YORK, NEW YORK  10019
                         (212) 403-1000


                          May 28, 1998
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP NO.  542671102

1.   NAME OF REPORTING PERSON
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          KeySpan Energy Corporation
          11-3344628

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  / /
                                                         (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
          N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF                          7.  SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY
OWNED BY                           8.  SHARED VOTING POWER
EACH                                        0
REPORTING
PERSON                             9.  SOLE DISPOSITIVE POWER
WITH                                        0

                                  10.  SHARED DISPOSITIVE POWER
                                            0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
          None

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14.  TYPE OF REPORTING PERSON
          CO


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

ITEM 1.    SECURITY AND ISSUER.

     This Report on Schedule 13D relates to the common stock, par value $5.00 per share ("LILCO Common Stock"), of Long Island Lighting Company, a New York corporation ("LILCO"). The Report on Schedule 13D was originally filed by The Brooklyn Union Gas Company, a New York corporation ("Brooklyn Union") on January 8, 1997 (the "Brooklyn Union Original Schedule 13D"), and was amended and supplemented by Amendment No. 1 ("Brooklyn Union Amendment No. 1"), filed by Brooklyn Union and KeySpan Energy Corporation, a New York corporation ("KeySpan"). Amendment No. 1 was also the original report of KeySpan ("KeySpan Original Schedule 13D"). This Report amends and supplements certain of the information contained in the KeySpan Original Schedule 13D and this Report constitutes Amendment No. 1 to the Report on Schedule 13D of KeySpan (referred to herein as "KeySpan Amendment No. 1").

     Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Brooklyn Union Original Schedule 13D, as amended by the KeySpan Original Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND.

     (NO CHANGES)


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (SEE ITEM 4)


ITEM 4.    PURPOSE OF TRANSACTION.

     The information contained in Item 3 of the KeySpan Original Schedule 13D is hereby amended and supplemented by adding the following information:

     As previously reported in the Brooklyn Union Original Schedule 13D, Brooklyn Union and LILCO entered into an option agreement (the "LILCO Option Agreement"), dated as of June 26, 1997 and amended on October 17, 1997. As more fully described in the Brooklyn Union Original Schedule 13D and the KeySpan Original Schedule 13D, the LILCO Option Agreement granted Brooklyn Union an option to purchase shares from LILCO subject to certain terms and conditions (the "LILCO Option"). On September 29, 1997 Brooklyn Union assigned to KeySpan all rights and obligations of Brooklyn Union under the LILCO Option Agreement and substituted KeySpan for Brooklyn Union therein.

     On May 28, 1998, the LILCO Option terminated pursuant to Section 2 of the LILCO Option Agreement, and without having been exercised, upon consummation of the merger of BL Merger Sub.,Inc. with and into KeySpan, pursuant to the terms of the Amended and Restated Agreement and Plan of Exchange and Merger, by and between Brooklyn Union and LILCO, dated as of June 26, 1997, as amended by the Amendment, Assignment and Assumption Agreement, by and among Brooklyn Union, LILCO and KeySpan, dated as of September 29, 1997.

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

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (SEE ITEM 4)


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     (SEE ITEM 4)


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     NOT APPLICABLE

                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     KEYSPAN ENERGY CORPORATION

                                        By:  /s/ Vincent D. Enright
                                        Name: Vincent D. Enright
                                        Title: Senior Vice President,
                                               Chief Financial Officer and
                                               Chief Accounting Officer


Dated: June 24, 1998







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